As filed with the Securities and Exchange Commission on July 16, 2010

Registration No. 333-163908

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 2

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VERAZ NETWORKS, INC.

(Exact name of registrant as specified in its charter)

Delaware	94-3409691
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

926 Rock Avenue, Suite 20

San Jose, California 95131

(408) 750-9400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

DOUGLAS A. SABELLA

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Veraz Networks, Inc.

926 Rock Avenue, Suite 20

San Jose, California 95131

(408) 750-9400

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Eric C. Schlezinger, Esq. General Counsel Veraz Networks, Inc. 926 Rock Avenue, Suite 20 San Jose, CA 95131 (408) 750-9400	James F. Fulton, Jr., Esq. Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this registration statement

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Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated July 16, 2010

PRELIMINARY PROSPECTUS

11,078,890 Shares

VERAZ NETWORKS, INC.

Common Stock

This prospectus relates to the disposition from time to time of up to 11,078,890 shares of our common stock, which are held by the selling stockholders named in this prospectus. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 22. We will not be paying any underwriting discounts or commissions in this offering.

The common stock is traded on The NASDAQ Global Market under the symbol “VRAZ.” On July 15, 2010, the reported closing price of the common stock was $0.91 per share.

An investment in the shares offered hereby involves a high degree of risk. See “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2010.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference into this prospectus, before making an investment decision.

Veraz Networks, Inc.

We were incorporated in Delaware on October 18, 2001, and are a leading global provider of voice infrastructure solutions for established and emerging wireline and wireless service providers. Service providers use our products to transport, convert and manage data and voice traffic over both legacy Time-Division Multiplexing, or TDM, networks and Internet Protocol, or IP, networks, while enabling Voice over IP, or VoIP, and other multimedia services. Our products consist of our bandwidth optimization products and our Next Generation Network, or NGN, switching products. Our bandwidth optimization products include our I-Gate 4000 family of stand-alone media gateways and session bandwidth optimizers and our DTX family of digital circuit multiplication equipment, or DCME, products. Our NGN solution includes our ControlSwitch product family based on the IP Multimedia Subsystem, or IMS, architecture, our Network-adaptive Border Controller product family, Veraz’s session border controller, or SBC, solution providing security and session management, and our I-Gate 4000 family of media gateways. We also offer services consisting of hardware and software maintenance and support, installation, training and other professional services.

Our early business was based on the sale of DCME products to service providers for use in their legacy TDM networks. DCME optimizes the transmission of voice across existing transmission links through the use of specific voice compression and voice quality enhancement. We have increasingly focused our efforts on our IP products (media gateways and our ControlSwitch product family), and we have experienced rapid growth in our IP product revenues. By leveraging our large installed base of DCME customers, we believe we are well positioned to be the provider of IP network solutions to our existing customers as they migrate to IP networks.

We outsource the manufacturing of our hardware products, and we sell our products primarily through a direct sales force and also through indirect sales channels.

Our principal executive offices are located at 926 Rock Avenue, Suite 20, San Jose, California 95131, and our telephone number is (408) 750-9400. We are located on the world wide web at www.veraznetworks.com . We do not incorporate by reference into this prospectus the information on our website, and you should not consider it as part of this prospectus.

RISK FACTORS

An investment in our common stock is highly risky. You should carefully consider the following risks, as well as the other information contained or incorporated by reference in this prospectus, before you decide whether to buy our common stock. We believe the risks and uncertainties described below are the most significant risks we face. If any of the following events actually occurs, our business, business prospects, financial condition, cash flow and results of operations would likely be materially and adversely affected. In these circumstances, the trading price of our common stock would likely decline, and you could lose all or part of your investment.

We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition or results of operations. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations.

Difficult conditions in the domestic and international economies generally may materially adversely affect our business and results of operations and we do not expect these conditions to improve in the near future.

Declining business and consumer confidence and increased unemployment have resulted in an economic slowdown and a global recession. Continuing market upheavals, including specifically the lack of credit currently available in the market, may have an adverse affect on us because we are dependent on capital budgets and confidence of our customers, and some of our customers are dependant on obtaining credit to finance purchases of our products. Our revenues have declined and are likely to continue to decline in such circumstances. Factors such as business investment, and the volatility and strength of the capital markets affect the business and economic environment and, ultimately, the amount and profitability of our business. In an economic slowdown characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment, more volatile capital markets, fewer options to obtain credit and lower consumer spending, the demand for our products could be adversely affected. Adverse changes in the economy and continuing recession, particularly domestically and in Russia, could affect earnings negatively and could have a material adverse effect on our business, results of operations, and financial condition.

If we fail to regain compliance with the continued listing requirements of The Nasdaq Global Market, our common stock may be delisted and the price of our common stock and our ability to access the capital markets could be negatively impacted.

Our common stock is currently listed on The Nasdaq Global Market. On July 1, 2010, we received a letter from the Listing Qualifications Department of The Nasdaq Stock Market notifying us that, for the last 30 consecutive business days, the bid price for our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on The Nasdaq Global Market. In accordance with Nasdaq Listing Rules, we will be afforded 180 calendar days, or until December 28, 2010, to regain compliance. To regain compliance, the bid price for our common stock must close at or above $1.00 for at least 10 consecutive business days at any time prior to December 28, 2010. If we do not regain compliance by December 28, 2010, but meet The Nasdaq Capital Market initial inclusion criteria, except for the $1.00 per share bid price requirement, we will be granted an additional 180 calendar day compliance period.

If we do not regain compliance by December 28, 2010, and are not eligible for an additional compliance period at that time, the Nasdaq Listing Qualifications Department will provide written notification to us that our common stock may be delisted. At that time, we may either apply for listing on The Nasdaq Capital Market, provided we meet the continued listing requirements of that market in accordance with Nasdaq Listing Rules, or appeal the decision to a Nasdaq Listing Qualifications Panel, or Panel. In the event of an appeal, our securities would remain listed on The Nasdaq Global market pending a decision by the Panel following a hearing. There can be no assurance that, if we do appeal a delisting determination to the Panel, that such appeal would be successful.

If we fail to regain compliance with the listing standards of The Nasdaq Global Market, we may consider transferring to The Nasdaq Capital Market, provided we meet the transfer criteria, which is a lower tier market, or our common stock may be delisted and traded on the over-the-counter bulletin board network. Moving our listing to The Nasdaq Capital Market could adversely affect the liquidity of our common stock. If our common stock were to be delisted by Nasdaq, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our common stock;

•	a reduced amount of news and analyst coverage for us;

•	a decreased ability to issue additional securities or obtain additional financing in the future;

•	reduced liquidity for our stockholders;

•	potential loss of confidence by collaboration partners and employees; and

•	loss of institutional investor interest and fewer business development opportunities.

We may find it difficult to integrate recent and potential future business combinations, which could disrupt our business, dilute stockholder value, and adversely affect our operating results.

We entered into an acquisition agreement with Dialogic Corporation on May 12, 2010, pursuant to which we have agreed to acquire all of the outstanding common and preferred stock of Dialogic. Integrating Dialogic’s business and assets and any businesses or assets we may acquire in the future could add significant complexity to our business and additional burdens to the substantial tasks already performed by our management team. In the future, we may not be able to identify suitable acquisition candidates, and if we do, we may not be able to complete these acquisitions on acceptable terms or at all. In connection with our recent and possible future acquisitions, we may need to integrate operations that have different and unfamiliar corporate cultures. Likewise, we may need to integrate disparate technologies and product offerings, as well as multiple direct and indirect sales channels. The key personnel of the acquired company may decide not to continue to work for us. These integration efforts may not succeed or may distract our management’s attention from existing business operations. Our failure to successfully manage and integrate acquisitions could seriously harm our business.

We may not realize the anticipated benefits from an acquisition.

Acquisitions involve the integration of companies that have previously operated independently. We expect that acquisitions may result in financial and operational benefits, including increased revenue, cost savings and other financial and operating benefits. We cannot be certain, however, that we will be able to realize increased revenue, cost savings or other benefits from any acquisition, or, to the extent such benefits are realized, that they are realized timely. Integration may also be difficult, unpredictable, and subject to delay because of possible cultural conflicts and different opinions on product roadmaps or other strategic matters. We may integrate or, in some cases, replace, numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance, many of which may be dissimilar. Difficulties associated with integrating an acquisition’s service and product offering into ours, or with integrating an acquisition’s operations into ours, could have a material adverse effect on the combined company and the market price of our common stock.

Our retention of PageMill Partners to assist the Company in examining strategic alliance, divestitures, and acquisition opportunities may result in the loss of sales to current and new customers, stricter terms with vendors, may be diversion of management’s time and attention, and ultimately may not succeed.

As announced on March 11, 2010 in a press release, PageMill Partners has been retained to assist the Company in examining our strategic alliance, divestitures, and acquisition opportunities. We believe that some of our customers and/or vendors may become concerned about the possible impact of such a transaction on the product strategy and future direction of the Company. If our business relationships are modified, reduced or terminated, with certain customers or vendors, our business will suffer. Further, the continuing review of strategic alliances, divestitures, and acquisition opportunities has caused and may continue to cause, a diversion of our management’s time and attention which could also have a material adverse effect on our financial condition and results of operations. Finally, there can be no assurances that any appropriate strategic alliance, divestitures, and acquisition opportunity will be found.

The demand for our solutions depends in large part on continued capital spending in the telecommunications equipment industry. A decline in demand, or a decrease or delay in capital spending by service providers, could have a material adverse effect on our results of operations.

We are exposed to the risks associated with the volatility of the U.S. and global economies, including specifically the continued volatility in certain global markets, such as Portugal, Italy, Greece and Spain where we have historically successfully sold our products. The difficulty in obtaining credit in these markets and decreased visibility regarding whether or when there will be sustained growth periods for sales of our products in these and other markets and uncertainty regarding the amount of sales, since our customers may rely on lending arrangements and/or have limited resources to finance capital technology expenditures, may have an adverse effect on our business and operations. In addition, it is expected that this recent economic turmoil and the resulting economic uncertainty will result in decreased consumer spending, which will likely reduce the need for our products from customers. Slow or negative growth in the global economy may continue to materially and adversely affect our business, financial condition, and results of operations for the foreseeable future. Our results of operations would be further adversely affected if we were to experience lower-than-anticipated order levels, cancellations of orders in backlog, extended customer delivery requirements, or pricing pressure as a result of the slowdown.

In addition to the potential decline in capital spending resulting from the volatility in the capital markets, capital spending in the telecommunications equipment industry has in the past, and may in the future, fluctuate significantly based on numerous factors, including:

•	capital spending levels of service providers;

•	competition among service providers;

•	pricing pressures in the telecommunications equipment market;

•	end user demand for new services;

•	service providers’ emphasis on generating revenues from traditional infrastructure instead of migrating to emerging networks and technologies;

•	lack of or evolving industry standards;

•	consolidation in the telecommunications industry; and

•	changes in the regulation of communications services.

We cannot make assurances of the rate or extent to which the telecommunications equipment industry will grow, if at all. Demand for our solutions and our IP products in particular will depend on the magnitude and timing of capital spending by service providers as they extend and migrate their networks. Furthermore, industry growth rates may not be as forecast, resulting in spending on product development well ahead of market requirements. The telecommunications equipment industry from time to time has experienced, and appears to be currently experiencing, a downturn. In response to the current downturn, service providers have slowed their capital expenditures, and may also cancel or delay new developments, reduce their workforces and inventories and take a cautious approach to acquiring new equipment and technologies, which could have a negative impact on our business. A continued downturn in the telecommunications industry may cause our operating results to fluctuate from period to period, which also may increase the volatility of the price of our common stock and harm our business.

Our success depends in large part on continued migration to an IP network architecture for communications. If the migration to IP networks does not occur or if it occurs more slowly than we expect, our operating results would be harmed.

Our IP products are used by service providers to deliver communications over IP networks. Our success depends on the continued migration of service providers’ networks to a single IP network architecture, which depends on a number of factors outside of our control. For example, existing networks include switches and other equipment that may have remaining useful lives of 20 or more years, and therefore may continue to operate reliably for a lengthy period of time. Other factors that may delay or speed the migration to IP networks include service providers’ concerns regarding initial capital outlay requirements, available capacity on legacy networks, competitive and regulatory issues, and the implementation of an enhanced services business model. As a result, service providers may defer investing in products such as ours that are designed to migrate communications to IP networks. If the migration to IP networks does not occur for these or other reasons, or if it occurs more slowly than we expect, our operating results will be harmed.

Although we have undertaken a concerted effort to reduce costs, including restructuring efforts, to streamline our operations and to reduce our overall cash burn rate, we have not had sustained profits and our losses could continue.

In the three months ended March 31, 2010 and for the year ended December 31, 2009, 2008, and 2007, we used $2.2 million , $4.5 million, $15.8 million, and $12.7 million, respectively to fund our operating activities and we have never generated sufficient cash to fund our operations. During the third quarter of 2008, we undertook a significant restructuring initiative involving the elimination of approximately 160 positions through reduction in force affecting all departments throughout our organization, but primarily in the research and development and services organizations, and in our India operations. The objective of the restructuring was to reduce our overall cash burn rate and streamline our operations while maintaining core research and development capability. We have continued to focus significant efforts on reducing costs during 2009. There can be no assurance that we will be able to reduce spending as planned or that unanticipated costs will not occur. Any restructuring efforts to focus on key products may not prove successful due to a variety of factors, including, without limitation, risks that a smaller workforce may have difficulty successfully completing research and development efforts and adequately monitoring our development and commercialization efforts. In addition, we may, in the future, decide to restructure operations and further reduce expenses by taking such measures as additional reductions in our workforce and reductions in other spending. Any restructuring places a substantial strain on remaining management and employees and on operational resources, and there is a risk that our business will be adversely affected by the diversion of management time to the restructuring efforts. There can be no assurance that following this restructuring we will have sufficient cash resources to allow us to fund our operations as planned.

We have not had sustained profits and our losses could continue.

We have experienced significant losses in the past and never sustained profits. For the fiscal years ended December 31, 2005 and 2006, we recorded net losses of approximately $14.3 million and $13.7 million, respectively. For the year ended December 31, 2007, we achieved net income of approximately $3.4 million and for the year ended December 31, 2008 and December 31, 2009, we recorded net losses of approximately $21.0 million and $11.6 million, respectively. For the three months ended March 31, 2010, we recorded a loss of $5.2 million. As of December 31, 2008 and 2009, our accumulated deficit was $77.2 and $88.8 million, respectively. We have never generated sufficient cash to fund our operations and can give no assurance that we will generate net income.

Cooperation with the informal inquiry we received from the Securities and Exchange Commission, or SEC, in 2008, the subpoena we received in January 2009 and other governmental actions has and will continue to cost significant amounts of money and management resources and has resulted in penalties.

On April 3, 2008, we received a letter from the SEC informing us that the SEC is conducting a confidential informal inquiry of Veraz. In response to the inquiry, the Board appointed a special investigation committee composed of independent directors to cooperate with the SEC in connection with such inquiry and to perform our own investigation of the matters surrounding the inquiry. The special investigation committee, in turn, retained independent legal counsel to perform an internal investigation. Further, on January 27, 2009, we received a subpoena from the SEC requesting the production of certain documents relating to our business practices in Vietnam. In November 2009, the Staff of the SEC contacted us concerning some of the business practices described above. In January 2010, we reached a tentative resolution with the staff of the SEC on the matters described above. On June 29, 2010, in accordance with the tentative resolution reached with the SEC, the SEC filed a federal court action in the U.S. District Court for the Northern District of California, alleging that we violated the books and records and internal control provisions of the Foreign Corrupt Practices Act. Without admitting or denying the allegations in the SEC’s complaint, we consented to the entry of a final judgment permanently enjoining us from future violations of Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and ordering us to pay a penalty of $0.3 million. Our failure to comply with the injunction may result in additional SEC or other governmental actions against us, potentially resulting in substantial additional expenditures of time and money.

We have incurred, and continue to incur, significant costs related to the SEC’s inquiry, which had a material adverse effect on our financial condition and results of operations in 2008 and to a lesser degree in 2009 and will, in future quarters, including at least the first quarter of 2010, also have a material adverse effect on our financial condition and results of operations. Further, the SEC Inquiry has caused and may continue to cause, a diversion of our management’s time and attention which could also have a material adverse effect on our financial condition and results of operations.

We may face risks associated with our international sales that could impair our ability to grow our revenues.

For the three months ended March 31, 2010 and for the fiscal years ended December 31, 2009, 2008, and 2007 revenues from outside North America were approximately $12.0 million, $63.4 million, $77.6 million, and $93.1 million, respectively. We intend to continue selling into our existing international markets and expand into additional international markets where we currently do not do business. If we are unable to continue to sell products effectively in these existing international markets and expand into additional new international markets, our ability to grow our business will be adversely affected. Some factors that may impact our ability to maintain our international operations and sales and/or cause our results from operations in these international markets to differ from expectations include:

•	difficulty enforcing contracts and collecting accounts receivable in foreign jurisdictions, leading to longer collection periods;

•	certification and qualification requirements relating to our products;

•	the impact of recessions in economies outside the United States;

•	unexpected changes in foreign regulatory requirements, including import and export regulations, and currency exchange rates;

•	certification and qualification requirements for doing business in foreign jurisdictions;

•	inadequate protection for intellectual property rights in certain countries;

•	less stringent adherence to ethical and legal standards by prospective customers in certain foreign countries, including compliance with the Foreign Corrupt Practices Act;

•	potentially adverse tax or duty consequences;

•	unfavorable foreign exchange movements, particularly the continued devaluation of the U.S. dollar, which could result in decreased revenues and/or increased expenses; and

•	political and economic instability.

Additionally, as many of our customers are conducting business in emerging markets that can be unpredictable at times due to rapidly changing political and economic conditions, the judgment of management is a significant factor in determining whether an increase in the allowance is warranted. Management considers various factors in making such judgments, including the customer-specific circumstances as well as the general political environment, economic conditions and other relevant matters in determining the collectability of the receivables. We will record a reversal of the allowance if there is significant improvement in collection rates. Historically, the allowance has been adequate to cover the actual losses from uncollectible accounts. Such reversals may negatively impact our results of operations.

We face intense competition from the leading telecommunications networking companies in the world as well as from emerging companies. If we are unable to compete effectively, we might not be able to achieve sufficient market penetration, revenue growth, or profitability.

Competition in the market for our products, and especially our IP products is intense. This market has historically been dominated by established telephony equipment providers such as Alcatel-Lucent, Ericsson LM Telephone Co., and Nokia-Siemens Networks, all of which are our direct competitors. We also face competition from other telecommunications and networking companies, including Cisco Systems, Inc., and Sonus Networks, Inc. While some of the established competitors are exiting the market, we are seeing increasingly intense competition from Huawei, which leverages its broad product portfolio and significant financial resources to compete with us for our switching business.

Many of our current and potential competitors have significantly greater selling and marketing, technical, manufacturing, financial, governmental, and other resources available to them, allowing them to offer a more diversified bundle of products and services. In some cases, our competitors have undercut the pricing of our products or provided more favorable financing terms, which has made us uncompetitive or forced us to reduce our average selling prices, negatively impacting our margins. Further, some of our competitors sell significant amounts of other products to our current and prospective customers. In addition, some potential customers when selecting equipment vendors to provide fundamental infrastructure products prefer to purchase from larger, established vendors. Our competitors’ broad product portfolios, coupled with already existing relationships, may cause our customers or potential customers to buy our competitors’ products or harm our ability to attract new customers.

To compete effectively, we must deliver innovative products that:

•	provide extremely high reliability, compression rates, and voice quality;

•	scale and deploy easily and efficiently;

•	interoperate with existing network designs and other vendors’ equipment;

•	support existing and emerging industry, national, and international standards;

•	provide effective network management;

•	are accompanied by comprehensive customer support and professional services;

•	provide a cost-effective and space efficient solution for service providers; and

•	offer a broad array of services.

If we are unable to compete successfully against our current and future competitors, we could experience reduced gross profit margins, price reductions, order cancellations, and loss of customers and revenues, each of which would adversely impact our business.

We currently conduct a significant amount of business with ECI Telecom Ltd., or ECI. If our relationship with ECI is adversely affected for any reason our business could be harmed and our results of operations would likely be negatively affected.

At the time we entered into our agreements with ECI, ECI was our affiliate. Additionally, the agreements were negotiated in the overall context of the 2002 acquisition of certain assets and businesses from ECI. As a result, the terms of our agreements with ECI may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. Conflicts of interest may arise between ECI and us with respect to any number of matters, including indemnification obligations we have to each other, labor, tax, employee benefit, and other matters arising from the 2002 share acquisition transaction, intellectual property matters and overlapping business opportunities. ECI may make strategic choices that are not in the best interest of the company or its stockholders. For example, other than restrictions with respect to ECI’s exploitation of DCME products, nothing prohibits ECI from competing with us in other matters or offering VoIP products which compete with ours. We may not be able to resolve any potential conflicts that may arise between ECI and us, and even if we are able to do so, the resolution may be less favorable than if we were dealing with an unaffiliated third party.

Our quarterly operating results have fluctuated significantly in the past and may continue to fluctuate in the future, which could lead to volatility in the price of our common stock.

Our quarterly revenues and operating results have fluctuated significantly in the past and they may continue to fluctuate in the future due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. From our experience, customer purchases of telecommunications equipment have been unpredictable and irregular batch sales as customers build out their networks, rather than regular, recurring sales. The primary factors that may affect our quarterly revenues and results include the following:

•	fluctuation in demand for our products and the timing and size of customer orders;

•	the length and variability of the sales cycle for our products;

•	new product introductions and enhancements by our competitors and us;

•	our ability to develop, introduce, and ship new products and product enhancements that meet customer requirements in a timely manner;

•	the mix of products sold such as between NGN sales and sales of bandwidth optimization products;

•	our ability to obtain sufficient supplies of sole or limited source components;

•	our ability to attain and maintain production volumes and quality levels for our products;

•	costs related to acquisitions of complementary products, technologies, or businesses;

•	changes in our pricing policies, the pricing policies of our competitors, and the prices of the components of our products;

•	the timing of revenue recognition, amount of deferred revenues, and receivables collections;

•	difficulties or delays in deployment of customer IP networks that would delay anticipated customer purchases of additional products and services;

•	general economic conditions, as well as those specific to the telecommunications, networking, and related industries;

•	consolidation within the telecommunications industry, including acquisitions of or by our customers; and

•	the failure of certain of our customers to successfully and timely reorganize their operations, including emerging from bankruptcy.

In addition, as a result of our accounting policies, we may be unable to recognize all of the revenue associated with certain customer contracts in the same period as the costs associated with those contracts are expensed, which could cause our quarterly gross margins, particularly of IP gross margins, to fluctuate significantly. Further, our accounting policies may require that revenue related to certain customer contracts be delayed for periods of a year or more. This delay may cause spikes in our revenue in quarters when it is recognized and may result in deferred revenue to revenue conversion taking longer than anticipated.

A significant portion of our operating expenses are fixed in the short term. If revenues for a particular quarter are below expectations, we may not be able to reduce operating expenses proportionally for that quarter. Therefore, any such revenue shortfall would likely have a direct negative effect on our operating results for that quarter. For these and other reasons, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance.

We believe it likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors, which may adversely affect our stock price. A decline in the market price of our common stock could cause our stockholders to lose some or all of their investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, such a decline in our stock price may cause stockholders to initiate securities class action lawsuits. Whether or not meritorious, litigation brought against us could result in substantial costs and diversion of time and attention of our management. Our insurance to cover claims of this sort, if brought, may not be adequate.

We have historically conducted a significant amount of business with ECI Telecom Ltd., or ECI. If our relationship with ECI is adversely affected our business could be harmed and our results of operations could be negatively affected.

ECI may make strategic choices that are not in the best interest of the Company or its stockholders. For example, other than restrictions with respect to ECI’s exploitation of DCME products, nothing prohibits ECI from competing with us in other matters or offering VoIP products which compete with ours. We may not be able to resolve any potential conflicts that may arise between ECI and us, and even if we are able to do so, the resolution may be less favorable than if we were dealing with an unaffiliated third party. ECI also owns the technology underlying our DCME product lines. Pursuant to the DCME Master Manufacturing and Distribution Agreement, or the DCME Agreement, we have secured the right to act as exclusive worldwide distributor of ECI’s DCME line of products. Under the DCME Agreement, ECI provides certain supply, service, and warranty obligations, and manufactures or subcontracts the manufacture of all DCME equipment sold by us. The DCME Agreement may only be terminated by ECI in the event we project DCME revenues of less than $1 million in a calendar year, we breach a material provision of the DCME Agreement and fail to cure such breach within 30 days, or we become insolvent. Upon the occurrence of one of these events and the election by ECI to terminate the DCME Agreement, ECI would be under no obligation to continue to contract with us. In addition, ECI beneficially owns a significant percentage of our common stock. If the value of the shares of our common stock held by ECI declines, either by disposition of the shares or a decline in our stock price, ECI may be less likely to enter into agreements with us on reasonable terms or at all. Accordingly, in light of the potential volatility in our stock price as previously noted we cannot assure you that the DCME Agreement will be extended or renewed at all or on reasonable commercial terms. In the event of the occurrence of one of these termination events. In addition, our relationship with ECI could be adversely affected by a divestment of our common stock or by declining in our stock price. We do not currently have an independent ability to produce DCME products and have not entered into arrangements with any third party that would enable us to obtain DCME or similar products in the event that ECI ceases to provide us with DCME products. Should ECI become unable or unwilling to fulfill its obligations under the DCME Agreement for any reason or if the DCME Agreement is terminated, we will need to take remedial measures to manufacture DCME or similar products, which could be expensive. If such efforts fail, our business may be materially harmed. In the event of the occurrence of one of these termination events, we cannot assure you that the DCME Agreement will be extended or renewed at all or on reasonable commercial terms.

ECI beneficially owns a significant percentage of our common stock, which will allow ECI to significantly influence us and matters requiring stockholder approval and could discourage potential acquisitions of our company.

ECI owns approximately 25% of our outstanding common stock. As a result of its ownership in us, ECI is able to exert significant influence over actions requiring the approval of our stockholders, including change of control transactions and any amendments to our certificate of incorporation. Because of the nature of our business relationship with ECI and the size and nature of ECI’s ownership position in us, the interests of ECI may be different than those of our other stockholders. In addition, the significant ownership percentage of ECI could have the effect of delaying or preventing a change in control of our company or otherwise discouraging a potential acquirer from obtaining control of our company. In 2007, ECI was acquired by affiliates of the Swarth Group and certain other funds that have appointed Ashmore Investment Management Limited as their investment manager which maintains dispositive and/or voting power over the shares of our common stock held by ECI. In addition, ECI is no longer traded on NASDAQ and has requested that we register their shares under a S-3 registration statement. As a result of the change in ownership and the request for registration, the investment objectives of ECI may have changed as compared to the investment objectives when ECI was a publicly-traded company. The possible change in investment objectives may affect whether, or for how long, ECI will continue to hold our shares and any sales may be difficult and may depress the price of our stock.

Our revenue and operating results may be adversely impacted if sales of our IP products and other products are unstable, if revenue from our bandwidth optimization products continues to fluctuate and if the mix between new sales and expansion sales changes substantially.

Our DCME products incorporate mature technologies that we expect to be in lower demand by our customers in the future. While we are actively pursuing new customers for our DCME products and seeking to increase sales of our additional product offerings to these customers, including our IP products, we believe that there are fewer opportunities for new DCME sales, and we expect DCME sales to continue to decrease over the foreseeable future. Further, we have seen increasing fluctuation on an annual basis for our bandwidth optimization products. If the decrease in DCME revenues occurs more rapidly than we anticipate and/or the sales of our other products, including our IP products, do not make up for the decline in revenues, our business and results of operations will be harmed. Additionally, we believe that the mix between new IP product sales and expansion sales in any given quarter may fluctuate and our gross margins could be adversely impacted. Further, if our expected DCME sales decrease below $1 million in a calendar year ECI may terminate the DCME Agreement.

The largest customers in the telecommunications industry have substantial negotiating leverage, which may require that we agree to terms and conditions that are less advantageous to us than the terms and conditions of our existing customer relationships, or risk limiting our ability to sell our products to these large service providers, thereby harming our operating results.

Large telecommunications service providers have substantial purchasing power and leverage negotiating contractual terms and conditions relating to their purchase of our products from them. As we seek to sell more products to these large telecommunications providers, we may be required to agree to less favorable terms and conditions in order to complete such sales, which may result in lower margins, affect the timing of the recognition of the revenue derived from these sales, and the amount of deferred revenues, each of which may have an adverse effect on our business and financial condition.

In addition, our future success depends in part on our ability to sell our products to large service providers operating complex networks that serve large numbers of subscribers and transport high volumes of traffic. The communications industry historically has been dominated by a relatively small number of service providers. While deregulation and other market forces have led to an increasing number of service providers in recent years, large service providers continue to constitute a significant portion of the market for communications equipment. If we fail to sell additional IP products to our large customers or to expand our customer base to include additional customers that deploy our products in large-scale networks serving significant numbers of subscribers, our revenue growth will be limited.

Consolidation or downturns in the telecommunications industry may affect demand for our products and the pricing of our products, which could limit our growth and may harm our business.

The telecommunications industry, which includes all of our customers, has experienced increased consolidation in recent years, and we expect this trend to continue. Consolidation among our customers and prospective customers may cause delays or reductions in capital expenditure plans and/or increased competitive pricing pressures as the number of available customers declines and their relative purchasing power increases in relation to suppliers. The occurrence of any of these factors, separately or in combination, may lead to decreased sales or slower than expected growth in revenues and could harm our business and operations.

The communications industry is cyclical and reactive to general economic conditions. In the recent past, worldwide economic downturns, pricing pressures, and deregulation have led to consolidations and reorganizations. These downturns, pricing pressures and restructurings have been causing delays and reductions in capital and operating expenditures by many service providers. These delays and reductions, in turn, have been reducing demand for communications products like ours. A continuation or subsequent recurrence of these industry patterns, as well as general domestic and foreign economic conditions and other factors that reduce spending by companies in the communications industry, could harm our operating results in the future.

If we fail to anticipate and meet specific customer requirements, or if our products fail to interoperate with our customers’ existing networks or with existing and emerging industry, national, and international standards, we may not be able to retain our current customers or attract new customers.

We must effectively anticipate and adapt our business, products and services in a timely manner to meet customer requirements. We must also meet existing and emerging industry, national and international standards in order to meet changing customer demands. Prospective customers may require product features and capabilities that are not included in our current product offerings. The introduction of new or enhanced products also requires that we carefully manage the transition from our older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of our new products can be delivered to meet anticipated customer demand. If we fail to develop products and offer services that satisfy customer requirements, or if we fail to effectively manage the transition from our older products to our new or enhanced products, our ability to create or increase demand for our products would be seriously harmed and we may lose current and prospective customers, thereby harming our business.

Many of our customers will require that our products be designed to interface with their existing networks or with existing or emerging industry, national, and international standards, each of which may have different and unique specifications. Issues caused by a failure to achieve homologation to certain standards or an unanticipated lack of interoperability between our products and these existing networks may result in significant warranty, support, and repair costs, divert the attention of our engineering personnel from our hardware and software development efforts, and cause significant customer relations problems. If our products do not interoperate with our customers’ respective networks or applicable standards, installations could be delayed or orders for our products could be cancelled, which would seriously harm our gross margins and result in the loss of revenues and/or customers.

We expect that a majority of the revenues generated from our products, especially our IP products, including our ControlSwitch, will be generated from a limited number of customers. If we lose customers or are unable to grow and diversify our customer base, our revenues may fluctuate and our growth likely would be limited.

To date, we have sold our IP products to approximately 133 customers. We expect that for the foreseeable future, the majority of the revenues from our IP products will be generated from a limited number of customers in sales transactions that are unpredictable in many key respects, including, but not limited to, the timing of when these transactions close relative to when the related revenue will be recognized, when cash will be received, the mix of hardware and software, the gross margins related to these transactions, and the total amount of payments to be received. We do not expect to have regular, recurring sales to a limited number of customers. Due to the limited number of our customers and the irregular sales cycle in the industry, if we lose customers and/or fail to grow and diversify our customer base, or if they do not purchase our IP products at levels or at the times we anticipate, our ability to maintain and grow our revenues will be adversely affected. The growth of our customer base could also be adversely affected by:

•	consolidation in the telecommunications industry affecting our customers;

•	unwillingness of customers to implement our new products or renew contracts as they expire;

•	potential customer concerns about our status as an emerging telecommunications equipment vendor;

•	delays or difficulties that we may experience in the development, introduction, and/or delivery of products or product enhancements;

•	deterioration in the general financial condition (including bankruptcy filings) of our customers and the potential unavailability to our customers of credit or financing for additional purchases;

•	new product introductions by our competitors;

•	geopolitical risks and uncertainties in countries where our customers or our own facilities are located; or

•	failure of our products to perform as expected.

If we do not respond rapidly to technological changes or to changes in industry standards, our products could become obsolete.

The market for IP infrastructure products and services is characterized by rapid technological change, frequent new product introductions and evolving standards. We may be unable to respond quickly or effectively to these developments. We may experience difficulties with software development, hardware design, manufacturing, marketing, or certification that could delay or prevent our development, introduction, or marketing of new products and enhancements. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our existing or future products obsolete. If the standards adopted are different from those that we have chosen to support, market acceptance of our products may be significantly reduced or delayed. If our products become technologically obsolete, we may be unable to sell our products in the marketplace and generate revenues, and our business could be adversely affected. Because our products are sophisticated and designed to be deployed in complex environments and in multiple locations, they may have errors or defects that we find only after full deployment. If these errors lead to customer dissatisfaction or we are unable to establish and maintain a support infrastructure and required support levels to service these complex environments, our business may be seriously harmed.

Our products are sophisticated and are designed to be deployed in large and complex networks. Because of the nature of our products, they can only be fully tested when substantially deployed in very large networks with high volumes of traffic. Some of our customers have only recently begun to commercially deploy our products or deploy our products in larger configurations and they may discover errors or defects in the software or hardware, the products may not operate as expected, or our products may not be able to function in the larger configurations required by certain customers. If we are unable to correct errors or other performance problems that may be identified after full deployment of our products, we could experience:

•	cancellation of orders or other losses of or delays in revenues;

•	loss of customers and market share;

•	harm to our reputation;

•	a failure to attract new customers or achieve market acceptance for our products;

•	increased service, support, and warranty costs and a diversion of development resources;

•	increased insurance costs and losses to our business and service provider customers; and

•	costly and time-consuming legal actions by our customers.

If we experience warranty failure that indicates either manufacturing or design deficiencies, we may be required to recall units in the field and/or stop producing and shipping such products until the deficiency is identified and corrected. In the event of such warranty failures, our business could be adversely affected resulting in reduced revenue, increased costs and decreased customer satisfaction. Because customers often delay deployment of a full system until they have tested the products and any defects have been corrected, we expect these revisions may cause delays in orders by our customers for our systems. Because our strategy is to introduce more complex products in the future, this risk will intensify over time. Service provider customers have discovered errors in our products. If the costs of remediating problems experienced by our customers exceed our expected expenses, which historically have not been significant, these costs may adversely affect our operating results.

In addition, because our products are deployed in large and complex networks around the world, our customers expect us to establish a support infrastructure and maintain demanding support standards to ensure that their networks maintain high levels of availability and performance. To support the continued growth of our business, our support organization will need to provide service and support at a high level throughout the world. This will include hiring and training customer support engineers both at our primary corporate locations as well as our smaller offices in new geographies, such as Central and South America and Russia. If we are unable to provide the expected level of support and service to our customers, we could experience:

•	loss of customers and market share;

•	a failure to attract new customers in new geographies;

•	increased service, support, and warranty costs and a diversion of development resources; and

•	network performance penalties.

The long and variable sales and deployment cycles for our products may cause our operating results to vary materially, which could result in a significant unexpected revenue shortfall in any given quarter.

Our products, particularly IP switching products, have lengthy sales cycles, which typically extend from three to 12 months and may take up to two years. A customer’s decision to purchase our products often involves a significant commitment of the customer’s resources and a product evaluation and qualification process that can vary significantly in length. The length of our sales cycles also varies depending on the type of customer to which we are selling, the product being sold and the type of network in which our product will be utilized. We may incur substantial sales and marketing expenses and expend significant management effort during this time, regardless of whether we make a sale.

Even after making the decision to purchase our products, our customers may deploy our products slowly. Timing of deployment can vary widely among customers and among product types. The length of a customer’s deployment period will impact our ability to recognize revenue related to such customer’s purchase and may also directly affect the timing of any subsequent purchase of additional products by that customer. As a result of these lengthy and uncertain sales and deployment cycles for our products, it is difficult for us to predict the quarter in which our customers may purchase additional products or features from us, and our operating results may vary significantly from quarter to quarter, which may negatively affect our operating results for any given quarter.

We rely on channel partners for a significant portion of our revenue. Our failure to effectively develop and manage these third party distributors, systems integrators, and resellers specifically and our indirect sales channel generally, or disruptions to the processes and procedures that support, our indirect sales channels, could adversely affect our ability to generate revenues from the sale of our products.

We rely on third party distributors, systems integrators, and resellers for a significant portion of our revenue. Our revenues depend in large part on the performance of these indirect channel partners. Although many aspects of our partner relationships are contractual in nature, our arrangements with our indirect channel partners are not exclusive. Accordingly, important aspects of these relationships depend on the continued cooperation between the parties.

Many factors out of our control could interfere with our ability to market, license, implement or support our products with any of our partners, which in turn could harm our business. These factors include, but are not limited to, a change in the business strategy of one of our partners, the introduction of competitive product offerings by other companies that are sold through one of our partners, potential contract defaults by one of our partners, or changes in ownership or management of one of our distribution partners. Some of our competitors may have stronger relationships with our distribution partners than we do, and we have limited control, if any, as to whether those partners implement our products rather than our competitors’ products or whether they devote resources to market and support our competitors’ products rather than our offerings. In addition, we recognize a portion of our revenue based on a sell-through model using information provided by our partners. If those partners provide us with inaccurate or untimely information, the amount or timing of our revenues could be adversely impacted and our operating results may be harmed.

Moreover, if we are unable to leverage our sales and support resources through our distribution partner relationships, we may need to hire and train additional qualified sales and engineering personnel. We cannot assure you, however, that we will be able to hire additional qualified sales and engineering personnel in these circumstances, and our failure to do so may restrict our ability to generate revenue or implement our products on a timely basis. Even if we are successful in hiring additional qualified sales and engineering personnel, we will incur additional costs and our operating results, including our gross margin, may be adversely affected. The loss of or reduction in sales by these resellers could reduce our revenues. If we fail to maintain relationships with these third party resellers, fail to develop new relationships with third party resellers in new markets, fail to manage, train, or provide incentives to existing third party resellers effectively or if these third party resellers are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the NASDAQ Stock Market Rules, or Nasdaq rules. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources. The Exchange Act will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. As a public company, our systems of internal controls over financial reporting will be required to be periodically assessed and reported on by management and will be subject to annual audits by our independent auditors. We are presently evaluating our internal controls for compliance and will be required to comply with the Sarbanes-Oxley guidelines beginning with our Annual Report on Form 10-K for the year ending December 31, 2010, to be filed in early 2011. During the course of our evaluation, we may identify areas requiring improvement, and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to us and require us to divert substantial resources, including management time, from other activities. We have commenced a review of our existing internal control structure. Although our review is not complete, we have taken steps to improve our internal control structure by hiring or transferring dedicated, internal Sarbanes-Oxley Act compliance personnel to analyze and improve our internal controls, to be supplemented periodically with outside consultants as needed. However, we cannot be certain regarding when we will be able to successfully complete the procedures, certification, and attestation requirements of Section 404 of the Sarbanes-Oxley Act. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm the market value of our common stock. Any failure to maintain effective internal controls also could impair our ability to manage our business and harm our financial results.

Under the Sarbanes-Oxley Act and Nasdaq rules, we are required to maintain an independent board. We also expect these rules and regulations will make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be deemed independent for purposes of Nasdaq rules, and officers will be significantly curtailed.

If we lose the services of one or more members of our current executive management team or other key employees, or if we are unable to attract additional executives or key employees, we may not be able to execute on our business strategy.

Our future success depends in large part upon the continued service of our executive management team and other key employees. In particular, Douglas Sabella, our president and chief executive officer, is critical to the overall management of our company as well as to the development of our culture and our strategic direction. In order to be successful, we must also hire, retain and motivate key employees, including those in managerial, technical, marketing, and sales positions. In particular, our product generation efforts depend on hiring and retaining qualified engineers. Experienced management and technical, sales, marketing and support personnel in the telecommunications and networking industries are in high demand and competition for their talents is intense. This is particularly the case in Silicon Valley, where our headquarters and significant operations are located.

The loss of services of any of our executives, one or more other members of our executive management or sales team or other key employees, none of whom are bound by employment agreements for any specific term, could seriously harm our business.

We have no internal hardware manufacturing capabilities and we depend exclusively upon contract manufacturers to manufacture our hardware products. Our failure to successfully manage our relationships with Flextronics, ECI or other replacement contract manufacturers would impair our ability to deliver our products in a manner consistent with required volumes or delivery schedules, which would likely cause us to fail to meet the demands of our customers and damage our customer relationships.

We outsource the manufacturing of all of our hardware products. Our I-Gate 4000 media gateways are exclusively manufactured for us by Flextronics. We buy our DCME products from ECI, which subcontracts the manufacturing to Flextronics. These contract manufacturers provide comprehensive manufacturing services, including assembly of our products and procurement of materials and components. Each of our contract manufacturers also builds products for other companies and may not always have sufficient quantities of inventory available or may not allocate their internal resources to fill these orders on a timely basis. Further, our contract manufacturers may choose to limit the amount of credit available to us which will impact our ability to timely order and procure products.

We do not have long-term supply contracts with these contract manufacturers and they are not required to manufacture products for any specified period at any specified price. We do not have internal manufacturing capabilities to meet our customers’ demands and cannot assure you that we will be able to develop or contract for additional manufacturing capacity on acceptable terms on a timely basis if it is needed. An inability to manufacture our products at a cost comparable to our historical costs could impact our gross margins or force us to raise prices, affecting customer relationships and our competitive position.

Qualifying a new contract manufacturer and commencing commercial scale production is expensive and time consuming and could result in a significant interruption in the supply of our products. We are in the process of qualifying a second manufacturing facility for Flextronics and there will be additional costs and complexity associated with manufacturing at multiple sites. If our contract manufacturers are not able to maintain our high standards of quality, increase capacity as needed, or are forced to shut down a factory, our ability to deliver quality products to our customers on a timely basis may decline, which would damage our relationships with customers, decrease our revenues and negatively impact our growth.

We and our contract manufacturers rely on single or limited sources for the supply of some components of our products and if we fail to adequately predict our manufacturing requirements or if our supply of any of these components is disrupted, we will be unable to ship our products on a timely basis, which would likely cause us to fail to meet the demands of our customers and damage our customer relationships.

We and our contract manufacturers currently purchase several key components of our products, including commercial digital signal processors, from single or limited sources. We purchase these components on a purchase order basis. If we overestimate our component requirements, we could have excess inventory, which would increase our costs and result in write-downs harming our operating results. If we underestimate our requirements, we may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments and revenues.

We currently do not have long-term supply contracts with our component suppliers and they are not required to supply us with products for any specified periods, in any specified quantities, or at any set price, except as may be specified in a particular purchase order. Because the key components and assemblies of our products are complex, difficult to manufacture and require long lead times, in the event of a disruption or delay in supply, or inability to obtain products, we may not be able to develop an alternate source in a timely manner, at favorable prices, or at all. In addition, during periods of capacity constraint, we are disadvantaged compared to better capitalized companies, as suppliers may in the future choose not to do business with us or may require higher prices or less advantageous terms. A failure to find acceptable alternative sources could hurt our ability to deliver high-quality products to our customers and negatively affect our operating margins. In addition, reliance on our suppliers exposes us to potential supplier production difficulties or quality variations. Our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of key components would seriously adversely affect our ability to meet these dates and could result in legal action by our customers, loss of customers, or harm our ability to attract new customers, any of which could decrease our revenues and negatively impact our growth.

Failure to manage expenses and inventory risks associated with meeting the demands of our customers may adversely affect our business or results of operations.

To ensure that we are able to meet customer demand for our products, we place orders with our contract manufacturers and suppliers based on our estimates of future sales. If actual sales differ materially from these estimates because of inaccurate forecasting or as a result of unforeseen events or otherwise, our inventory levels and expenses may be adversely affected and our business and results of operations could suffer. In addition, in order to remain competitive, we must continue to introduce new products and processes into our manufacturing environment. There cannot be any assurance, however, that the introduction of new products will not create obsolete inventories related to older products.

If we are not able to obtain necessary licenses of third party technology at acceptable prices, or at all, our products could become obsolete.

We have incorporated third-party licensed technology into our current products. From time to time, we may be required to license additional technology from third parties to develop new products or product enhancements. Third party licenses may not be available or continue to be available to us on commercially reasonable terms or at all. The inability to maintain or re-license any third party licenses required in our current products, or to obtain any new third-party licenses to develop new products and product enhancements, could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these products or enhancements, any of which could seriously harm the competitiveness of our products.

Failures by our strategic partners or by us in integrating our products with those provided by our strategic partners could seriously harm our business.

Our solutions include the integration of products supplied by strategic partners, who offer complementary products and services. We expect to further integrate our IP Products with such partner products and services in the future. We rely on these strategic partners in the timely and successful deployment of our solutions to our customers. If the products provided by these partners have defects or do not operate as expected, if we do not effectively integrate and support products supplied by these strategic partners, or if these strategic partners fail to be able to support products, we may have difficulty with the deployment of our solutions, which may result in:

•	a loss of or delay in recognizing revenues;

•	increased service, support, and warranty costs and a diversion of development resources; and

•	network performance penalties.

In addition to cooperating with our strategic partners on specific customer projects, we also may compete in some areas with these same partners. If these strategic partners fail to perform or choose not to cooperate with us on certain projects, in addition to the effects described above, we could experience:

•	a loss of customers and market share; and

•	a failure to attract new customers or achieve market acceptance for our products.

Our ability to compete and our business could be jeopardized if we are unable to protect our intellectual property.

We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patent applications may not issue as patents at all or they may not issue as patents in a form that will be advantageous to us. Our issued patents and those that may issue in the future may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products. Although we have taken steps to protect our intellectual property and proprietary technology, there is no assurance that third parties will not be able to invalidate or design around our patents. Furthermore, although we have entered into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements.

Additionally, despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken to do so will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as comprehensively as in the United States. If competitors are able to use our technology or develop unpatented proprietary technology similar to ours or competing technologies, our ability to compete effectively could be harmed.

Possible third party claims of infringement of proprietary rights against us could have a material adverse effect on our business, results of operation or financial condition.

The telecommunications industry generally and the market for IP telephony products in particular are characterized by a relatively high level of litigation based on allegations of infringement of proprietary rights. We have received in the past and may receive in the future receive inquiries from other patent holders and may become subject to claims that we infringe their intellectual property rights. We cannot assure you that we are not in infringement of third party patents. Any parties claiming that our products infringe upon their proprietary rights, regardless of its merits, could force us to license their patents for substantial royalty payments or to defend ourselves, and possibly our customers or contract manufacturers, in litigation. We may also be required to indemnify our customers and contract manufacturers for damages they suffer as a result of such infringement. These claims and any resulting licensing arrangement or lawsuit, if successful, could subject us to significant royalty payments or liability for damages and invalidation of our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling, incorporating, or using our products that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

•	redesign those products that use any allegedly infringing technology.

Any lawsuits regarding intellectual property rights, regardless of their success, would be time consuming, expensive to resolve and would divert our management’s time and attention.

Regulation of the telecommunications industry could harm our operating results and future prospects.

The telecommunications industry is highly regulated and our business and financial condition could be adversely affected by the changes in the regulations relating to the telecommunications industry. Currently, there are few laws or regulations that apply directly to access to, or delivery of, voice services on IP networks. We could be adversely affected by regulation of IP networks and commerce in any country, including the United States, where we operate. Such regulations could include matters such as voice over the Internet or using Internet protocol, encryption technology, and access charges for service providers. The adoption of such regulations could decrease demand for our products, and at the same time increase the cost of selling our products, which could have a material adverse effect on our business, operating result, and financial condition.

Compliance with regulations and standards applicable to our products may be time consuming, difficult and costly, and if we fail to comply, our product sales will decrease.

In order to achieve and maintain market acceptance, our products must continue to meet a significant number of regulations and standards. In the United States, our products must comply with various regulations defined by the Federal Communications Commission and Underwriters Laboratories, including particular standards relating to our DCME products.

As these regulations and standards evolve, and if new regulations or standards are implemented, we will be required to modify our products or develop and support new versions of our products, and this will increase our costs. The failure of our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could prevent or delay introduction of our products, which could harm our business. User uncertainty regarding future policies may also affect demand for communications products, including our products. Moreover, distribution partners or customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products to address these requirements and any regulatory changes could have a material adverse effect on our business, financial condition, and operating results.

Failure of our hardware products to comply with evolving industry standards and complex government regulations may prevent our hardware products from gaining wide acceptance, which may prevent us from growing our sales.

The market for network equipment products is characterized by the need to support industry standards as different standards emerge, evolve, and achieve acceptance. We will not be competitive unless we continually introduce new products and product enhancements that meet these emerging standards. Our products must comply with various domestic regulations and standards defined by agencies such as the Federal Communications Commission, in addition to standards established by governmental authorities in various foreign countries and the recommendations of the International Telecommunication Union. If we do not comply with existing or evolving industry standards or if we fail to obtain timely domestic or foreign regulatory approvals or certificates, we will not be able to sell our products where these standards or regulations apply, which may harm our business.

Production and marketing of products in certain states and countries may subject us to environmental and other regulations including, in some instances, the requirement to provide customers the ability to return product at the end of its useful life and make us responsible for disposing or recycling products in an environmentally safe manner. Additionally, certain states and countries may pass regulations requiring our products to meet certain requirements to use environmentally friendly components, such as the European Union Directive 2002/96/EC Waste Electrical and Electronic Equipment, or WEEE, to mandate funding, collection, treatment, recycling, and recovery of WEEE by producers of electrical or electronic equipment into Europe and similar rules and regulations in other countries. China is in the final approval stage of compliance programs which will harmonize with the European Union WEEE and Recycling of Hazardous Substances directives. In the future, Japan and other countries are expected to adopt environmental compliance programs. If we fail to comply with these regulations, we may not be able to sell our products in jurisdictions where these regulations apply, which would have a material adverse affect on our results of operations.

We have invested substantially in our enhanced access switching solution and we may be unable to achieve and maintain substantial sales.

We have spent considerable effort and time developing our Class 5 solution, and have had limited sales of this product line to date. Although we have scaled back our development efforts with respect to new features and functionalities for our Class 5 solution, we continue to spend effort and time on our solution. We anticipate sales of our access solution as part of our operational plan, but we may not achieve the success rate we currently anticipate or we may not achieve any success at all. The market for our access solution is new and it is unclear whether there will be broad adoption of this solution by our existing and future potential customers. If the market for our Class 5 products does not develop or if we are unable to further develop the required features, we may need to reduce or cancel our development efforts or conclude an agreement with a third party to license the Class 5 solution.

Future interpretations of existing accounting standards could adversely affect our operating results.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

For example, we recognize our product software license revenue in accordance with Software Revenue Recognition literature. The American Institute of Certified Public Accountants or other accounting standards setters may continue to issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales contract terms and business arrangements that are prevalent in software licensing arrangements. Future interpretations of existing accounting standards or changes in our business practices could result in future changes in our revenue recognition accounting policies that have a material adverse effect on our results of operations. We may be required to delay revenue recognition into future periods, which could adversely affect our operating results. In the past we have had to defer recognition for license fees, and may have to do so again in the future. Such deferral may be as a result of several factors, including whether a transaction involves:

•	software arrangements that include undelivered elements for which we do not have vendor specific objective evidence, or VSOE, of fair value;

•	requirements that we deliver services for significant enhancements and modifications to customize our software for a particular customer;

•	material acceptance criteria or other identified product-related issues; or

•	payment terms extending beyond our customary terms.

Because of these factors and other specific requirements under accounting principles generally accepted in the United States for software revenue recognition, we must have very precise terms in our software arrangements in order to recognize revenue when we initially deliver software or perform services. Negotiation of mutually acceptable terms and conditions can extend our sales cycle, and we sometimes accept terms and conditions that do not permit revenue recognition at the time of delivery.

Increased political, economic and social instability in the Middle East may adversely affect our business and operating results.

The continued threat of terrorist activity and other acts of war or hostility, including the war in Iraq, threats against Israel and the recent Israeli conflict in Gaza, have created uncertainty throughout the Middle East and have significantly increased the political, economic, and social instability in Israel, where substantially all of our products are manufactured. Acts of terrorism, either domestically or abroad and particularly in Israel, or a resumption of the confrontation along the northern border of Israel, would likely create further uncertainties and instability. To the extent terrorism, or the political, economic or social instability results in a disruption of our operations or delays in our manufacturing or shipment of our products, then our business, operating results and financial condition could be adversely affected.

Our I-Gate 4000 media gateways and our DCME products are exclusively manufactured for us by Flextronics, with the DCME products being manufactured by Flextronics through our relationship with ECI. The Flextronics manufacturing facility is located in Migdal-Haemek, Israel, which is located in northern Israel. While Flextronics has other locations across the world at which our manufacturing requirements may be fulfilled and we are in the process of diversifying our manufacturing capabilities to locations outside of the Middle East, any disruption to its Israeli manufacturing capabilities in Migdal-Haemek would likely cause a material delay in our manufacturing process. If we are forced or if we decide to switch the manufacture of our products to a different Flextronics facility, the time and expense of such switch along with the increased costs, if any, of operating in another location, would adversely affect our operations. In addition, while we expect that Flextronics will have the capacity to manufacture our products at facilities outside of Israel, there can be no assurance that such capacity will be available when we require it or upon terms favorable or acceptable to us. To the extent terrorism or political, economic or social instability results in a disruption of Flextronics’ manufacturing facilities in Israel or ECI operations in Israel as they relate to our business, then our business, operating results and financial condition could be adversely affected.

In addition, any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease, and adversely affect the price of our shares. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel, Israeli companies or companies with operations in Israel. Should additional countries impose restrictions on doing business with Israel, our business, operating results and financial condition could be adversely affected.

Our operations may be disrupted by the obligations of our personnel to perform military service.

Many of our 155 employees in Israel, including certain key employees, are obligated to perform up to one month (in some cases more) of annual military reserve duty until they reach age 45 and, in emergency circumstances, could be called to active duty. Recently, there have been call-ups of military reservists, including several of our employees, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees due to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could adversely affect our business and results of operations.

The grants we have received from the Israeli government for certain research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel, and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

Our research and development efforts have been financed, in part, through grants that we have received from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade, and Labor, or the OCS. Therefore, we must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law.

Under the Research Law, the discretionary approval of an OCS committee is required for any transfer of technology or manufacturing of products developed with OCS funding. OCS approval is not required for the export of any products resulting from the research or development. There is no assurance that we would receive the required approvals for any proposed transfer. Such approvals, if granted, may be subject to the following additional restrictions:

•

we could be required to pay the OCS a portion of the consideration we receive upon any transfer of such technology or upon an acquisition of our Israeli subsidiary by an entity that is not Israeli. Among the factors that may be taken into account by the OCS in calculating the payment amount are the scope of the support received, the royalties that were paid by us, the amount of time that elapsed between the date on which the know-how was transferred and the date on which the grants were received, as well as the sale price; and

•	the transfer of manufacturing rights could be conditioned upon an increase in the royalty rate and payment of increased aggregate royalties and payment of interest on the grant amount.

These restrictions may impair our ability to sell our company or technology assets or to outsource manufacturing outside of Israel. The restrictions will continue to apply even after we have repaid the full amount of royalties payable for the grants.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the information that we incorporate by reference, contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “will,” or the negative of these terms or other comparable terminology. These forward-looking statements may also use different phrases. Discussions containing these forward-looking statements may be found, among other places, in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent annual report on Form 10-K and in our most recent quarterly report on Form 10-Q subsequent to the filing of our most recent annual report on Form 10-K with the SEC, as well as any amendments thereto reflected in subsequent filings with the SEC. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Forward-looking statements include, but are not limited to, statements about:

•	the timing of the initiation, progress or cancellation of significant contracts or arrangements;

•	the mix and timing of products and services sold in a particular period;

•	the impact of our revenue recognition policies on the timing of both revenues and the related expenses;

•	our inability to maintain relationships with our indirect channel partners;

•	the reluctance of customers to migrate to an IP network architecture;

•	rapid technological change and our ability to continue to deliver products that are competitive in the marketplace; and

•	general economic and business conditions.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include those risks discussed under the heading “Risk Factors” and elsewhere in this prospectus. Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or the date of documents incorporated by reference in this prospectus that include forward-looking statements. You should read this prospectus and the documents that we reference and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders pursuant to this prospectus.

SELLING STOCKHOLDERS

In accordance with that certain Share Exchange Agreement by and among ECI Telecom, Ltd., ECI Telecom NGTS Inc. and us, dated October 30, 2002, we issued 6,834,720 shares of common stock and 5,827,504 shares of Series C convertible preferred stock to the selling stockholders. In addition, on January 11, 2007, we issued an aggregate of 509,684 shares of our Series D convertible preferred stock to the selling stockholders in a private placement. Upon our initial public offering in March 2007, the shares of Series C and Series D convertible preferred stock held by the selling stockholders converted into an aggregate of 6,494,170 shares of common stock. The selling stockholders sold 2,250,000 shares of common stock in connection with our initial public offering. Pursuant to that certain Investor Rights Agreement dated December 19, 2006, by and among us and the investors listed on the signature pages thereto, we agreed to file a registration statement of which this prospectus is a part with the Securities and Exchange Commission to register the disposition of the shares of our common stock we issued to the selling stockholders, and to use our reasonable efforts to keep the registrations statement continuously effective for 180 days or, if earlier, until the such time as all of the such shares registered hereunder have been publicly sold by the selling stockholders. Certain of the selling stockholders have a position, office or material relationship with us. Each such material relationship is described in the table and footnotes below.

The following table sets forth:

•	the name of each of the selling stockholders;

•	the number of shares of our common stock owned by each such selling stockholder prior to this offering;

•	the percentage (if one percent or more) of common stock owned by each such selling stockholder prior to this offering;

•	the number of shares of our common stock being offered pursuant to this prospectus;

•	the number of shares of our common stock to be owned upon completion of this offering, assuming all such shares are sold;

•	the percentage (if one percent or more) of common stock owned by each such selling stockholder after this offering, assuming all such shares are sold; and

•	if applicable, a description of the material relationship such selling stockholder has with us.

This table is prepared based on information supplied to us by the selling stockholders and reflects holdings as of April 30, 2010. As used in this prospectus, the term “selling stockholders” includes each of the selling stockholders listed below, and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, or other non-sale related transfer. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. The percentage of shares beneficially owned prior to the offering is based on 44,281,191 shares of our common stock actually outstanding as of June 30, 2010.

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered		Shares of Common Stock Beneficially Owned After Offering
Selling Stockholder	Number		Percent			Number	Percent
Entities affiliated with ECI Telecom Ltd.	11,078,890	(1)	25.02%	11,078,890	(1)	0	*

*	Represents less than 1%.
(1)	Represents 10,942,196 shares held by ECI Telecom, Ltd. and 136,094 shares held by ECI Telecom NGTS Inc. ECI Telecom Ltd. and ECI Telecom NGTS Inc., or, together, ECI, have been acquired by affiliates of the Swarth Group and certain funds that have appointed Ashmore Investment Management Limited (“Ashmore”) as their investment manager who maintains dispositive and/or voting power, Ashmore is an indirect wholly owned subsidiary of Ashmore Group PLC, which is listed on the London Stock Exchange. Dror Nahumi, a member of our Board of Directors, was previously employed by ECI. However, Mr. Nahumi resigned from his employment with ECI effective September 16, 2008. Giora Bitan, a former member of our Board of Directors, is an affiliate of ECI. The address of ECI is 30 Hasivim Street, Petah Tikva 49133, Israel.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling stockholders to permit the resale of these shares of common stock by the holders of the shares of common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders, and any of their pledgees, assignees and successors-in-interest, may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold on The NASDAQ Global Market or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	in transactions through broker dealers that agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440-1.

In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and if such short sale shall take place after the date that this registration statement is declared effective by the Commission, the selling stockholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the Commission.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer or agents participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Each selling stockholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Upon being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such the shares of common stock were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Each selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided , however, that each selling stockholder will pay all underwriting discounts and selling commissions, if any, and any legal expenses incurred by it. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including some liabilities under the Securities Act, and the selling stockholders may be entitled to contribution. We may be indemnified by the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, and we may be entitled to contribution.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Cooley LLP, Palo Alto, California.

EXPERTS

KPMG LLP, an independent registered public accounting firm, has audited our financial statements as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, included in our Annual Report on Form 10-K for the year ended December 31, 2009, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on KPMG LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file electronically with the Securities and Exchange Commission our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. We make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish it to the SEC. You can also request copies of such documents by contacting our Investor Relations Department at (408) 750-9400. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Veraz Networks. The SEC’s Internet site can be found at http://www.sec.gov.

We incorporate by reference into this prospectus the documents listed below and any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus but before the end of any offering made under this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements. The SEC file number for the documents incorporated by reference in this prospectus is 1-366649. We incorporate by reference the following information that has been filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the SEC on March 16, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, as filed with the SEC on May 17, 2010;

•	our Current Reports on Form 8-K, as filed with the SEC on July 2, 2010, June 30, 2010, June 1, 2010, May 14, 2010, April 21, 2010, March 19, 2010 and February 25, 2010; and

•

the description of our common stock set forth under the caption “Description of Capital Stock” in the prospectus that constitutes part of our Registration Statement on Form S-1 (File No. 333-138121), initially filed with the SEC October 20, 2006, including any amendments or reports filed for the purpose of updating the description.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to: Investor Relations, Veraz Networks, Inc., 926 Rock Avenue, Suite 20, San Jose, California 95131, telephone: (408) 750-9400. In addition, all of the documents incorporated by reference into this prospectus may be accessed via the Internet at our website: http://www.veraznetworks.com. Any other information contained on, or accessible through, our website does not constitute a part of this prospectus.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses payable by the registrant in connection with the common stock being registered. The selling stockholders will not bear any portion of such expenses. All the amounts shown are estimates, except for the SEC registration fee.

SEC Registration Fee	$978
Accounting Fees and Expenses	7,500
Legal Fees and Expenses	10,000
Printing and Miscellaneous Expenses	1,500

Total	$19,978

Item 15.	Indemnification of Directors and Officers.

The registrant’s amended and restated certificate of incorporation contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

•	any breach of the director’s duty of loyalty;

•	acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

•	payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

•	any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate the registrant’s rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated bylaws require the registrant to indemnify its directors and executive officers to the fullest extent permitted under Delaware law. The registrant may limit the extent of such indemnification by individual contracts with its directors and executive officers. Further, the registrant may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person or any proceeding by such person against the registrant or its directors, officers, employees or other agents, unless such indemnification is expressly required to be made by law or the proceeding was authorized by the registrant’s board of directors.

The registrant has entered into indemnity agreements with each of its current and former directors and certain of its executive officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of the registrant’s directors, officers or employees for which indemnification is sought, nor are is the registrant aware of any threatened litigation that may result in claims for indemnification.

The registrant has the power to indemnify its other officers, employees and other agents, as permitted by Delaware law, but the registrant is not required to do so.

The registrant maintains a directors’ and officers’ insurance and registrant reimbursement policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions.

Item 16.	Exhibits.

Exhibit Number	Exhibits

3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant.

3.2(1)	Amended and Restated Bylaws of the Registrant.

4.1	Reference is made to Exhibits 3.1 and 3.2.

4.2(1)	Specimen stock certificate.

5.1	Opinion of Cooley LLP.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Cooley LLP (included in Exhibit 5.1).

24.1†	Power of Attorney.

Keys to Exhibits:

(1)	Incorporated by reference to exhibits to the Registrant’s Registration Statement on Form S-1, initially filed with the SEC on October 20, 2006, as amended (File No. 333-138121).

†	Previously filed.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

b. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

c. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(a), (1)(b) and (1)(c) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on July 16, 2010.

Veraz Networks, Inc.

By:	/S/ DOUGLAS A. SABELLA
Douglas A. Sabella
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name and Signature	Title	Date

/S/ DOUGLAS A. SABELLA Douglas A. Sabella	President, Chief Executive Officer and Director (Principal Executive Officer)	July 16, 2010

/S/ ALBERT J. WOOD Albert J. Wood	Chief Financial Officer (Principal Financial and Accounting Officer)	July 16, 2010

* Promod Haque	Chairman of the Board of Directors	July 16, 2010

* Bob L. Corey	Director	July 16, 2010

* Dror Nahumi	Director	July 16, 2010

* Pascal Levensohn	Director	July 16, 2010

* W. Michael West	Director	July 16, 2010

*BY: ALBERT J. WOOD Attorney-in-Fact		July 16, 2010

Exhibit Number	Exhibits

3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant.

3.2(1)	Amended and Restated Bylaws of the Registrant.

4.1	Reference is made to Exhibits 3.1 and 3.2.

4.2(1)	Specimen stock certificate.

5.1	Opinion of Cooley LLP.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Cooley LLP (included in Exhibit 5.1).

24.1†	Power of Attorney.

Keys to Exhibits:

(1)	Incorporated by reference to exhibits to the Registrant’s Registration Statement on Form S-1, initially filed with the SEC on October 20, 2006, as amended (File No. 333-138121).

†	Previously filed.